SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th 22210-030 Rio de Janeiro - RJ Phone: 55(21) 2514-6101 Fax: 55(21) 2514-5949	1

MINUTES OF THE SIX HUNDRETH NINETIETH FIRST BOARD

OF DIRECTORS MEETING OF

CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, that on the eleventh of July of the year two thousand fourteen, at 10:00 o´clock, at Eletrobras headquarters at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, 2º andar, Brasília – DF, the Board of Directors of Centrais Eletricas Brasileiras S.A. - Eletrobras met. The Chairman of the board, MARCIO PEREIRA ZIMMERMANN, presided over the meeting and the following board members were present: JOSE ANTONIO CORREA COIMBRA, LINDEMBERG DE LIMA BEZERRA, MAURICIO MUNIZ BARRETTO DE CARVALHO, JAILSON JOSE MEDEIROS ALVES and JOAO ANTONIO LIAN. Absent for justifiable reasons, the Board member WAGNER BITTENCOURT DE OLIVEIRA. Decision: DEL 072/2014 New modeling functioning of the structure of top management of Eletrobras Distribution Companies. RES-439 of 26.6.2014. The Board of Directors of Central Electric Brasileiras SA - Eletrobras, in exercise of his powers, endorsing the Executive Board, DECIDED: 1. Approve the structure of the statutory direction of Eletrobras Distribution Companies, as shown below:

ACRE, ALAGOAS, PIAUÍ, RONDÔNIA e RORAIMA

Local	Corporate
Director-President (PR)	Management Officer (DG)
Finance Director (DF)
Director of Planning and Expansion (DP)
Commercial Director (DC)
Director of Regulatory and Special Projects (DR)

AMAZONAS

Local	Corporate
Director-President (PR)	Management Officer (DG)
Director of Operations (DO)	Finance Director (DF)
Director of Planning and Expansion (DP)	Commercial Director (DC)
Director of Regulatory and Special Projects (DR)

2: Establish that the integrated Executive Offices of the Eletrobras Distribution Companies is formed by all Executive Officers, local and corporate, under the coordination of the Eletrobras Distribution Office; 3: Determine that the Superintendence of Planning, Strategic Management and Sustainability - PG, through the Department of Corporate Governance and Enterprise Performance Management - PGG, in conjunction with the Distribution Office - DD, to take necessary measures to implement this resolution.Having no further matters to discuss, the Chairman of the Board closed the meeting, drawing up the deed of this certificate, which I wrote and, after it is read and approved, will be signed by me MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Board. Other decisions conducted in this meeting were not mentioned in this certificate, because they refer to interests that are merely internal to the Society, a legitimate caution, supported by the demand of confidentiality by the Administration, according to the "caput" of Article 155 Law n. 6.404 (Brazilian Corporate Law), being, therefore, outside the range of the norm in paragraph 10 of article 142 of the aforementioned Law.

Brasília, July 11th, 2014.

MARIA SILVIA SAMPAIO SANT’ANNA
Internal General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.